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                             April 1, 2022

       Jeffrey Hackman
       President and Chief Executive Officer
       Comera Life Sciences Holdings, Inc.
       12 Gill Street
       Suite 4650
       Woburn, Massachusetts 01801

                                                        Re: Comera Life
Sciences Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 25,
2022
                                                            File No. 333-263377

       Dear Mr. Hackman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Statements
       Note 4 - Earn-Out Shares, page 120

   1. We note your response to prior comment four. With respect to the second exercise contingency, you state
that it is based on a change in control event which results in consideration of at
least $12.50 per share. Please explain to us how the contractual terms of your agreement would
determine how the price per share is calculated in a situation where a change in
control event involves an offer being made for the total value of the
                                                        Company   s assets,
rather than an offering price on a per-share basis. For example, please clarify whether the
price per-share is calculated by dividing the transaction price by the number of outstanding
shares that includes, or excludes, the shares issuable under the
 Jeffrey Hackman
Comera Life Sciences Holdings, Inc.
April 1, 2022
Page 2
      earn-out agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, used to determine the price per share is consistent with your conclusion that the earn-out agreement is indexed to the
      Company   s own stock under ASC 815-40-15.
       You may contact Jeanne Bennett at 202-551-3606 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Hackman
                                                           Division of
Corporation Finance
Comapany NameComera Life Sciences Holdings, Inc.
                                                           Office of Life
Sciences
April 1, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName